UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 16)*


                          COMPUTER DATA SYSTEMS, INC.
                               (Name of Issuer)

                         Common Stock, par value $0.10
                         (Title of class of Securities)

                                 205017  10  6
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1     Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
Person
         CLIFFORD M. KENDALL


2     Check the appropriate box if a member of group*

      (a)

      (b)


3     SEC Use Only



4     Citizenship or Place of Organization

         UNITED STATES OF AMERICA



                         5     Sole Voting Power
Number of                          221,440*
  Shares
Beneficially             6     Shared Voting Power
 Owned By                          123,994
   Each
Reporting                7     Sole Dispositive Power
 Person                            221,440*
  With
                         8     Shared Dispositive Power
                                   123,994


9     Aggregate Amount Beneficially Owned by Each Reporting Person
         345,434*


10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares



11    Percent of Class Represented by Amount in Row 9
         5.98%


12    Type of Reporting Person*
         IN


* INCLUDES 1,370 SHARES HELD IN AN IRA AND 5,500 SHARES SUBJECT TO ACQUISITION BY THE EXERCISE OF STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS.


Item 1.

  (a)       Name of Issuer:  COMPUTER DATA SYSTEMS, INC.

  (b)       Address of Issuer's Principal Executive Offices:  ONE CURIE
                 COURT, ROCKVILLE, MD  20850



Item 2.

  (a)       Name of Person Filing:  CLIFFORD M. KENDALL


  (b)       Address of Principal Business Office:  ONE CURIE COURT,
                 ROCKVILLE, MD 20850

  (c)       Citizenship:  UNITED STATES OF AMERICA

  (d)       Title of Class of Securities:  COMMON STOCK, PAR VALUE $0.10

  (e)       CUSIP Number:  205017 10 6



Item 3.

  N/A



Item 4.  Ownership

  (a)       Amount Beneficially Owned:  345,434*

      NOTE: * INCLUDES SHARES SUBJECT TO ACQUISITION BY EXERCISE OF THE FOLLOWING NON-QUALIFIED STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS:

            4,000 @ $8.75
            1,500 @ $14.125

  (b)       Percent of Class:  5.98%



  (c)       Number of shares as to which such person has:

      (i)   sole power to vote or direct the vote
            221,440*

      (ii)  shared power to vote or to direct the vote
            123,994

      (iii) sole power to dispose or direct the disposition
            221,440*

      (iv)  shared power to dispose or direct the disposition
            123,994

      NOTE: * INCLUDES 1,370 SHARES HELD IN AN IRA AND 5,500 SHARES SUBJECT TO ACQUISITION BY THE EXERCISE OF STOCK OPTIONS WITHIN 60 DAYS.



Item 5.  Ownership of Five Percent or Less of a Class

      N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      N/A



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      N/A


Item 8.  Identification and Classification of Members of the Group

      N/A


Item 9.  Notice of Dissolution of Group

      N/A


Item 10.  Certification

       N/A




                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 13, 1996
                                           /s/ Clifford M. Kendall
                                          ---------------------------
                                          Clifford M. Kendall
                                          Chairman of the Board
                                          Computer Data Systems, Inc.